NO ACT

PE
12-23-13

14005063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-30-14

Amy J. Scheer
Expeditors International of Washington, Inc.
aj.scheer@expeditors.com

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 23, 2013

Dear Ms. Scheer:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Expeditors by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 23, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

There appears to be some basis for your view that Expeditors may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Expeditors' policies, practices and procedures compare favorably with the guidelines of the proposal and that Expeditors has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Expeditors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Expeditors International
of Washington, Inc.

1015 Third Avenue
12th Floor
Seattle, WA 98104-1190

Tel 206 674-3400
Fax 206 674-3459

December 23, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Expeditors International of Washington, Inc.— Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

On behalf of Expeditors International of Washington, Inc., a Washington corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to notify the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal submitted by Mr. John Chevedden on November 14, 2013 (the "Proposal") from the proxy materials for the Company's 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials").

The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from the Company's 2014 Proxy Materials. The Proposal is properly excluded under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), I am transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. I am also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided. The Company plans to file its definitive proxy statement and form of proxy with the Commission on or about March 21, 2014. Accordingly, in compliance with Rule 14a-8(j), I am submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings."

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

BACKGROUND OF COMPANY POLICY AND SUCCESSION AGREEMENT

Peter Rose is the Company's current Chief Executive Officer (the "CEO") and Chairman (the "Board Chair") of the Company's Board of Directors (the "Board"). The Company has already resolved to fill the Board Chair position with an independent director when Mr. Rose steps down as Board Chair in 2015, as documented in our policies and in Mr. Rose's Succession Agreement with the Company dated October 7, 2013 (the "Succession Agreement").

The Company's Policy Regarding the Positions of Lead Independent Director and Chairman of the Board of Directors (the "Policy") provides that, following the completion of Mr. Rose's service as Board Chair, the position of Board Chair will be filled by a director that is "independent" within the meaning of all applicable independence requirements of The NASDAQ Stock Market and the Exchange Act, and any rules and regulations promulgated thereunder. The Policy is attached to this letter as Exhibit B and also available on the Company's website located at http://www.investor.expeditors.com.

Pursuant to the Succession Agreement, Mr. Rose will retire as Chief Executive Officer of the Company effective March 1, 2014. Mr. Jeffrey S. Musser will become Chief Executive Officer on March 1, 2014. Assuming Mr. Rose is elected as a director at the annual meeting of shareholders in May 2014, the Company has agreed that Mr. Rose may continue to serve as Board Chair until the annual meeting of shareholders in May 2015, if he desires to do so. Mr. Rose will not stand for reelection at the May 2015 annual meeting. A new Board Chair satisfying the independence requirements of the Policy will be appointed following the May 2015 annual meeting.

SUMMARY OF SUBSTANTIAL IMPLEMENTATION OF THE PROPOSAL

As described in more detail under "Discussion of Bases for Exclusion", the Company firmly believes that the Proposal has already been substantially implemented.

Proposal Language	**Current Implementation**
RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board.	By terms of the Succession Agreement, Mr. Rose will not stand for reelection at the May 2015 annual meeting, and the current Policy requires the appointment of an independent director to serve as Chair following Mr. Rose's service.
This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted.	Pursuant to the Succession Agreement entered into on October 7, 2013, the Company has agreed that Mr. Rose may continue to serve as Chair until the 2015 annual meeting, so the Proposal would apply prospectively and would not modify the terms of the Succession Agreement.
Compliance with this policy is waived if no independent director is available and willing to serve as Chair.	The Policy does not contemplate this situation, however the Company does not consider this situation to be likely.
The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.	The Policy requires that the next Chair be independent, so that if the Chair ceases to be independent between annual shareholder meetings, the Company interprets the Policy to require the Board to immediately replace the Chair with an independent director.
Expected date for the appointment of an independent director as Board Chair pursuant to*:	
The Proposal	**The Policy and the Succession Agreement**
2015 annual meeting of shareholders	2015 annual meeting of shareholders

*Assuming Mr. Rose is elected to as a director at the 2014 annual meeting of shareholders and desires to remain Board Chair until the 2015 annual meeting of shareholders.

DISCUSSION OF BASES FOR EXCLUSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *SEC Release No. 34-12598* (July 7, 1976) (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *See SEC Release No. 34-20091* (Aug. 15, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (Dec. 1, 2011); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007).

Further, the Staff has found that Rule 14a-8(i)(10) permits the omission of a shareholder proposal if a company has substantially implemented the essential objectives of the proposal, even if by means other than those suggested by the shareholder proponent. *See, e.g., ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting a sustainability report was excludable because the company had already been providing information generally of the type to be included in the sustainability report); *Masco Corp.* (Mar. 29, 1999) (proposal requesting the board of directors adopt specific qualifications for outside directors was excludable because the board had already scheduled a similar resolution for consideration at an upcoming board meeting); *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting the company adopt a code of conduct for its foreign suppliers was excludable because the company's existing guidelines substantially covered the requested criteria); and *Xcel Energy*, Inc. (Feb. 17, 2004) (proposal requesting the board of directors prepare a report on the company's response to certain climate change related issues was excludable because the company was already addressing such issues through various policies and reports). See also *Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); and *Johnson & Johnson* (Feb. 22, 2008), where, in each instance, the Staff found that shareholder proposals requesting the company prepare a global warming report were excludable because the company had already published a report that included information relating to its environmental policies and programs.

The differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proposal's underlying concern and its essential objective. For example, in *Texaco*, the Staff permitted the omission of a proposal that requested the company subscribe to a specific set of environmental guidelines because the company had already established a compliance disclosure program related to its environmental programs. The Staff permitted the omission even though the company's guidelines did not satisfy the inspection, public disclosure or substantive commitments sought in the proposal. In *Exxon Mobil Corp.* (Mar. 17, 2011), the Staff permitted the omission of a proposal where the company's pre-existing policies and procedures compared favorably to the proposal at issue, despite the disclosures not being as fulsome as the proponent had contemplated and the analysis not rising to the level of detail that the proponent desired.

A. The CEO and Board Chair Positions will be separated effective March 1, 2014 and the Company has adopted a policy that requires the next Board Chair to be independent within the same timeframe as called for by the Proposal.

Pursuant to the Succession Agreement, the Company will have addressed the Proposal's underlying concern by separating the CEO and Board Chair positions when Mr. Rose retires as CEO effective March 1, 2014. As stated in the Form 8-K, Mr. Rose will not stand for reelection to the Board at the Company's 2015 Annual Meeting of Shareholders, but he will remain, if elected, non-executive Board Chair until such time. As Mr. Musser is the son-in-law to Mr. Rose, during the period Mr. Rose serves as non-executive Board Chair, Mr. Musser will report independently and directly to the Board via the Lead Independent Director. As set forth below, the Lead Independent Director structure was adopted by the Company in 2010 whereby, Robert R. Wright, as Lead Independent Director has served as the primary interface between the Board and Mr. Rose, the outgoing CEO. By separating the positions of CEO and Board Chair, the Company has already taken action to address the Proposal's underlying concerns.

Further, the Company's Policy provides that, following the completion of Mr. Rose's service as Board Chair, the position of Board Chair will be filled by a director that is "independent" within the meaning of all applicable independence requirements of The NASDAQ Stock Market and the Exchange Act, and any rules and regulations promulgated thereunder. Thus, the Company has already taken action to address the Proposal's essential objective—it has adopted a policy that requires the next Board Chair to be independent. The Policy, coupled with Mr. Rose's retirement as CEO effective March 1, 2014 and retirement as non-executive Board Chair at the Company's 2015 Annual Meeting of Shareholders, ensures that the Proposal's essential objective will be implemented by the Company within a specific timeframe. Indeed, the Proposal would not accelerate this timeframe, as it provides that the "independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted." Under the Succession Agreement, the Company is obligated to allow Mr. Rose to continue serving as non-executive Board Chair until the Company's 2015 Annual Meeting of Shareholders if he remains willing to serve as non-executive Board Chair and is elected to the Board at the annual shareholders meeting in 2014. Accordingly, if the Proposal were implemented, it would provide the same outcome on the same timeline already contemplated by the Policy and the Company's obligation under the Succession Agreement—the next Board Chair and any future Board Chairs would be independent no later than the Company's 2015 Annual Meeting of Shareholders.

B. The Company has adopted a policy that requires a Lead Independent Director, and the overwhelming majority of Board members are independent.

On May 5, 2010, the Board appointed Robert R. Wright to the role of Lead Independent Director. In addition to the Company's appointment of a Lead Independent Director, seven of the ten members comprising the Board, and all of the Board members comprising the Board's three committees, are "independent" within the meaning of all applicable independence requirements of The NASDAQ Stock Market and the Exchange Act, and any rules and regulations promulgated thereunder. The independent Board members also hold executive sessions at every Board meeting and at such other times as they deem appropriate. The Proposal's underlying concern that the same person serving as the CEO and Board Chair could hinder the Board's ability to monitor the CEO's performance is satisfactorily addressed by the Lead Independent Director's Board leadership responsibilities and the fact that the overwhelming majority of the Board consists of independent directors.

C. The Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are each comprised only of independent directors as part of the Board's oversight of the CEO and management without any involvement of the CEO.

The Board has three primary committees to assist it with oversight of the Company and management: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the committees are comprised of directors that are "independent" within the meaning of all applicable independence requirements of The NASDAQ Stock Market and the Exchange Act, and any rules and regulations promulgated thereunder. Each of the committee charters is available on the Company's website located at http://www.investor.expeditors.com, and copies of each charter are attached to this letter as Exhibit C.

Each of the committees is responsible for different areas of oversight. For example, the Compensation Committee is responsible for monitoring the CEO's performance. The Compensation Committee charter provides that the Compensation Committee is responsible for annually (i) reviewing and approving corporate goals and objectives relevant to the CEO's compensation, (ii) evaluating the CEO's performance in light of those goals and objectives, and (iii) setting the CEO's compensation levels based on this evaluation. In accordance with NASDAQ Listing Rule 5605A(d)(1), the CEO is not present during the Compensation Committee's voting or deliberations on the CEO's compensation. The Proposal's underlying concern that the same person serving as the CEO and Board Chair could hinder the Board's ability to monitor the CEO's performance is satisfactorily addressed by having each of the committees comprised solely of independent directors to monitor the CEO's performance without any involvement of the CEO.

Thus, since the Company's actions have addressed both the Proposal's underlying concern and its essential objective, the Proposal may be excluded under Rule 14a-8(i)(10) because it has already been substantially implemented.

CONCLUSION

Based upon the foregoing analysis, I hereby respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2014 Proxy Materials. I would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by telephone at (206) 674-3441 and by e-mail at aj.scheer@expeditors.com.

Please acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Sincerely,

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

Amy J. Scheer
Senior Vice President, General Counsel and Secretary

Enclosures

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

Exhibit A

See attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Peter J. Rose
Chairman of the Board
Expeditors International of Washington, Inc. (EXPD)
1015 Third Avenue, 12th Floor
Seattle WA 98104
Phone: 206 674-3400
Fax: 206- 682-9777

Rule 14a-8 Proposal

Dear Mr. Rose,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 14, 2013
Date

cc: Amy J. Tangeman <AJ.Tangeman@expeditors.com>
Corporate Secretary
PH: 206-674-3441
FX: 206-674-3459
Melissa Loh <Melissa.Loh@expeditors.com>

[EXPD: Rule 14a-8 Proposal, November 4, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our executive pay D. There was a 15% vote against Expeditors executive pay in 2013. EXPD did not disclose specific job performance objectives for our CEO. Unvested equity awards pay would not lapse upon CEO termination. Our company can give long-term incentive pay to our CEO for below-median performance.

GMI rated our board D. Four directors had excessive tenure which detracts from director independence: James Wang – 25-years, John Meisenbach – 22-years, Dan Kourkoumelis – 20 years and Michael Malone – 14-years. These directors had 9 seats on our board committees. Dan Kourkoumelis was negatively flagged because of his service on The Great Atlantic & Pacific Tea Company board when it filed for bankruptcy. There were also 3 inside directors on the board. There was a lack of a director stock ownership requirements for independent directors. Our board had not assumed formal responsibility for strategic oversight of our company's environmental practices.

GMI said its Environmental, Social and Governance rating for Expeditors was an overall F. EXPD's environmental impact disclosure practices were declining. Expeditors had been flagged for its limited efforts in identification and use of alternative energy sources. EXPD was also flagged for its failure to establish specific environmental impact reduction targets, a critical practice for any company operating in a high environmental impact industry that is committed to its own long-term sustainability. On March 28, 2012, thirteen logistics firms, including Expeditors, were fined a total $225 million by the European Commission for cartel activities.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

See attached.

Policy Regarding the Positions of Lead Independent Director and Chairman of the Board of Directors

The Lead Independent Director of the Board of Directors (the "Board") of Expeditors International of Washington, Inc. (the "Company") shall be appointed and removed by action of the independent members of the Board. The Lead Independent Director shall be "independent" within the meaning of all applicable independence requirements of The NASDAQ Stock Market and the Securities Exchange Act of 1934, as amended, and any rules and regulations promulgated thereunder. The Lead Independent Director is responsible for: (1) presiding at all meetings of the Board if/when the Chairman is not able to be present; (2) presiding at executive sessions of the independent directors; (3) advising the Chairman as to Board agenda items and meeting dates; (4) being a liaison between the Chairman and the independent directors; and (5) any other duties as requested and/or authorized by the Board, which include, but are not limited to:

1. Approving information sent to the Board;
2. Approving meeting agendas for the Board;
3. Approving meeting schedules to assure adequate time for discussion of all agenda items;
4. Calling meetings of independent directors; and
5. If requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

On May 5, 2010, the Board appointed Robert R. Wright to the role of Lead Independent Director.

Following the completion of Peter Rose's service as the Chairman of the Board, the position of Chairman of the Board shall be filled by a director that is "independent" within the meaning of all applicable independence requirements of The NASDAQ Stock Market and the Securities Exchange Act of 1934, as amended, and any rules and regulations promulgated thereunder. Following the appointment of an independent director to the position of Chairman of the Board, the position of Lead Independent Director shall be suspended.

Exhibit C

See attached.

Audit Committee Charter

Purpose

The Audit Committee shall have the purpose of overseeing the accounting and financial reporting processes, audits, and financial statements of the Company.

The Audit Committee serves as the representative of the Board for the general oversight of Company affairs in the area of financial accounting and reporting and the underlying internal controls as well as the financial aspects of the Company's funded benefit plans. Through its activities, the Audit Committee will facilitate open communication among directors, the Company's independent accountants, and corporate management.

The Audit Committee will assist the Board in discharging its fiduciary responsibilities to shareholders, providing assurance as to the independence of the Company's outside accountants and the adequacy of disclosure to shareholders and to the public.

Membership

The Audit Committee shall consist of not less than three members of the Board of Directors. Each member of the Audit Committee shall meet the independence and experience requirements of The NASDAQ Stock Market LLC Marketplace Rules (the "NASDAQ Rules") and the Securities Exchange Act of 1934 (the "Exchange Act"). No member of the Audit Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years. All members of the Audit Committee shall be able to read and understand fundamental financial statements. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board will determine whether at least one member of the Audit Committee qualifies as an "audit committee financial expert" in compliance with the criteria established by the Securities and Exchange Commission ("SEC").

Meetings

The Audit Committee shall meet as often as it determines is necessary, but will hold not less than four regularly scheduled meetings each year, normally in the first week of February, May, August and November, for the purpose of approving the contents of the Company's draft earnings release. Special meetings of the Committee may be called from time to time upon notice issued by any two directors, whether or not such directors are members of the Committee, or as otherwise provided pursuant to the Company's Bylaws.

A majority of the members shall constitute a quorum of the Committee. A majority of those members in attendance shall decide any question brought before any meeting of the Committee.

The Audit Committee shall meet periodically in separate executive sessions with management, the internal auditors, if applicable, and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request an officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Audit Committee or meet with any members of, or consultants to, the Audit Committee.

Responsibilities

The Audit Committee shall be directly responsible and have the sole authority to appoint, retain, determine funding for, and oversee the outside auditors. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

The Audit Committee shall pre-approve all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the *de minimis* exception for non-audit services that are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to engage and determine funding for independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors employed by the Audit Committee, as well as funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Specifically, the Audit Committee will:

1. Approve the contents of the Company's draft earnings release following consideration of the financial statements, supporting schedules and discussions with management and the reviewing independent public accountants.
2. Review and discuss with management and the independent auditor any major issues as to the adequacy of the Company's internal controls, any special steps adopted in light of

material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

3. Review and discuss with management (including the senior internal audit executive, if applicable) and the independent auditor the Company's internal controls report and the independent auditor's attestation of the Company's internal controls prior to the filing of the Company's Form 10-K.
4. Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.
5. Review with representatives of the independent accountants
    1. Any significant changes in the plan for and scope of its annual audit of the Company's financial statements.
    2. Written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, discussing and forming a judgment concerning the independent accountant's independence and confirm that the independent accountants are ultimately accountable to the Board and the Audit Committee.
    3. The results of the annual audit.
    4. Any recommendations with respect to internal controls and other financial matters, including any perceived weaknesses in the Company's internal controls, policies, and procedures.
    5. Any significant changes made by management in the basic accounting principles and reporting standards used in the preparation of the Company's financial statements.
    6. Discuss any other issue, including any matters covered by SAS 61, which the independent accountant may bring to the attention of the Committee.
    7. Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.
    8. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
6. Recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K by preparing the Audit Committee Report to be included with the proxy statement relating to the annual meeting of shareholders at which directors are elected.
7. Review the work of the Company's internal audit function including management's plans for future audit coverage.
8. Review whether management has sought a second opinion regarding a significant accounting issue, and, if so, obtain the rationale for the particular accounting treatment chosen.

9. Review compliance by officers and employees with the Company's policies on business ethics and public responsibility.
10. Review and approve any related party transactions.
11. Oversee the Company's Code of Business Conduct.
12. Make such other recommendations to the Board on such matters, within the scope of its functions, as may come to its attention and which in its discretion warrant consideration by the Board.
13. Meet privately from time to time with representatives of the independent accountants and management.
14. Review applicable SEC rules and NASDAQ Rules and reassess the adequacy of this Audit Committee Charter on an annual basis prior to or during the February meeting of the Committee and to make prompt recommendations to the Board in the event that changes are deemed necessary or desirable.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Compensation Committee Charter

Purpose

The Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Expeditors International of Washington, Inc. (the "Company") is appointed by the Board to discharge the Board's responsibilities relating to the compensation of the Company's directors and officers. The Committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of the Company and reviewing the disclosure of such plans, policies and programs to the Company's shareholders in the Company's annual proxy statement.

Membership and Meetings

The number of members of the Committee shall be determined by the Board but in any event shall not be less than two members. The members of the Committee shall meet, as determined by the Board in its reasonable business judgment, the independence requirements of applicable law, rules and regulations, and stock exchange requirements, each as in effect from time to time. The members of the Committee shall be appointed by the Board. If a Committee chairperson is not designated by the Board, the members of the Committee shall designate a chairperson by majority vote.

In addition, a person may serve on the Committee only if he or she (i) is a "Non- Employee Director" for purpose of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

The Committee shall meet at such times and from time to time as it deems necessary to fulfill its responsibilities. The Committee may form and delegate authority to subcommittees when appropriate. The Committee shall regularly report to the Board.

Each director serving as a member of the Committee shall be indemnified with respect to such director's service on the Committee pursuant to the Company's by-laws and any contractual arrangements between such director and the Company providing for director indemnification.

Committee Authority and Responsibilities

The authority and responsibilities of the Committee shall include: In consultation with management, establishing the Company's general policies relating to senior management compensation, and overseeing the development and implementation of such compensation programs.

1. Approving the annual and long-term performance goals for the Company's incentive plans.

2. Annually reviewing and approving corporate goals and objectives relevant to CEO compensation. The Committee will also annually evaluate the CEO's performance in light of those goals and objectives and set the CEO's compensation levels based on this evaluation.
3. As required under applicable securities laws and rules, the Committee shall review the Compensation Discussion and Analysis section (the "CD&A") to be included in the Company's annual proxy statement or other report or filing, discuss the CD&A with the Company's management, and recommend to the Board that the CD&A be included in the Company's annual report on Form 10-K, proxy statement on Schedule 14A or information statement on Schedule 14C. The Committee shall also produce a report of the Committee for inclusion in the Company's annual proxy statement, stating that the Committee has taken the actions described in the preceding sentence. The CD&A shall provide full and complete disclosure of the Company's compensation policies applicable to the Company's executive officers.
4. Reviewing and making recommendations to the Board periodically with respect to the compensation of all non-employee directors, including any compensation under the Company's equity-based plans. The Committee will also monitor ownership compliance by its directors as required under the Company's stock ownership guidelines, to the extent any such guidelines are in effect.
5. Evaluating the Committee's performance and the adequacy of its charter on an annual basis and recommending any proposed changes to the Board for approval.
6. With respect to the Company's senior management, (a) reviewing and approving base salary adjustments; (b) reviewing and approving management recommendations under the Company's annual incentive compensation programs; (c) reviewing and approving management recommendations under the non-equity incentive plan or any successor incentive plan; (d) reviewing and approving management recommendations of stock option grants under the equity incentive plan; (e) reviewing and approving management recommendations of participants in nonqualified compensation and benefit plans; (f) reviewing and approving management recommendations for new compensation and benefit programs as well as modifications to existing compensation and benefit programs; and (g) monitoring ownership compliance as required under the Company's stock ownership guidelines, to the extent any such guidelines are in effect.

The Committee also shall undertake such additional activities within the scope of its functions as the Committee may from time to time determine or as may otherwise be required by law, the Company's by-laws or charter or by directive of the Board.

The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board. It is not the duty of the Committee to conduct investigations or to resolve disagreements regarding compensation, if any, between the Company and its employees.

The Committee shall have the sole authority to retain, approve the fees and other retention terms of, and terminate any compensation consultant to assist in (1) the evaluation of director, CEO or senior executive compensation and (2) the review, if deemed necessary or appropriate by the Committee, of the Report. In addition, the Committee shall have the authority to retain, approve the fees and other retention terms of, and terminate any executive compensation, legal and other advisors, as it deems necessary for the fulfillment of its responsibilities. The Company will provide appropriate funding, as determined by the Committee, for payment of compensation to such advisors.

Nominating and Corporate Governance Committee Charter

Purpose

A Nominating and Corporate Governance Committee (the "Committee") shall be elected by the Board of Directors (the "Board") of Expeditors International of Washington, Inc. (the "Company") on a yearly basis at the first meeting of the Board following the annual meeting of the shareholders (1) to assist the Board by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the election to be held at the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board or any Board committee by identifying individuals qualified to become members, and to recommend to the Board qualified individuals to fill any such vacancy; (3) to recommend to the Board, on an annual basis, director nominees for each Board committee; (4) to provide a leadership role with respect to corporate governance of the Company; and (5) to evaluate the resignations tendered by director nominees, if any, who receive a greater number of "withheld" votes pursuant to the Company's majority voting policy, and to make a recommendation to the Board regarding any such resignation.

Committee Membership

The Committee shall consist of no fewer than three members, each of whom shall be a director of the Company. Each member of the Committee shall meet the listing standards of the NASDAQ stock market relating to independence and any other applicable legal requirements. Members shall be appointed and removed by action of the Board. A majority of the members of the Committee shall constitute a quorum.

Any Director who tenders his or her resignation pursuant to the Company's majority voting policy shall not participate in the Committee's recommendation to the Board regarding whether to accept the resignation offer. If every member of the Committee received a Majority Withheld Vote at the same election, then the Committee shall not make a recommendation to the Board and the independent members of the Board, if any, who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

Meetings

The Committee will hold at least one (1) regular meeting per year and additional meetings as the Committee deems appropriate. Meetings may be called by the Chairperson of the Committee or the Chairman of the Board.

Committee Authority and Responsibilities

1. The Committee shall have the responsibility to develop and recommend to the Board, from time to time, criteria for the selection of new directors. The Committee shall apply such criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by the Company's listing agreement with the NASDAQ stock market and all applicable federal laws and the underlying purpose and intent thereof in connection with such identification process.
2. When vacancies occur or otherwise at the direction of the Board, the Committee shall actively seek individuals whom the Committee determines meet such criteria and standards for recommendation to the Board.
3. The Committee shall have the authority to retain and terminate a search firm to be used to identify director candidates if such action shall be in the best interests of the Company and shall have authority to approve the search firm's fees and other retention terms, at the Company's expense.
4. The Committee shall recommend to the Board, on an annual basis no later than February 15th of each year, nominees for election as directors for the next annual meeting of shareholders.
5. In the event that a director nominee receives a greater number of "withheld" votes in an election, the Committee shall evaluate the resignation tendered by any such director pursuant to the Company's majority vote policy and shall make a recommendation to the Board regarding any such resignation.
6. The Committee shall recommend to the Board the nominees for appointment to committees of the Board in time for action at the first Board meeting following the annual meeting.
7. The Committee may form and delegate authority to subcommittees or an individual committee member when appropriate.
8. The Committee, and each member in his or her capacities as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented, (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.
9. The Committee shall periodically consider on no less than an annual basis, and report to the Board on general corporate governance matters.